June 26, 2019	Abigail P. Hemnes

abigail.hemnes@klgates.com
T +1 617 951 9053
F +1 617 261 3175

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Bond Trust (the “Trust”) — File Nos. 002-66906, 811-03006
Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on June 13, 2019, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 131 under the Securities Act of 1933, as amended, and Amendment No. 135 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on April 26, 2019, accession no. 0001133228-19-002450 (the “Amendment”). The Amendment relates to the registration of Class A, Class C, Class I, Class R6, and Class NAV shares of John Hancock Short Duration Bond Fund, a newly established series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Facing Sheet Comments

1.	Comment — Please identify the specific series being registered.

Response — The title of the specific series being registered is identified at the bottom of the facing page. Therefore, the Trust respectfully declines to make any changes in response to this comment.

K&L Gates LLP

State Street Financial Center One Lincoln Street Boston MA 02111

T +1 617 261 3100 F +1 617 261 3175 klgates.com

Cover Page Comments

2.	Comment — Please include the exchange ticker symbol for each class of shares of the Fund on the front covers of the prospectus and the Statement of Additional Information (the “SAI”).

Response — The exchange ticker symbol of each class of shares of the Fund will be included on the front cover of the appropriate prospectus and the SAI when such class is offered to the general public.

Prospectus Comments

3.	Comment — Under “Fund Summary — Fees and expenses,” if the Trust intends to designate Class I shares of the Fund as “Clean Shares” for purposes of the relief provided by the SEC staff in its no action letter to Capital Group (publicly available January 11, 2017) (“Capital Group”), please confirm that the conditions described in that letter have been satisfied.

Response — The Trust notes that certain brokers may use Class I shares as “clean shares,” for purposes of the relief provided in Capital Group. Supplementally, the Trust confirms that the conditions described in that letter have been satisfied.

4.	Comment — Under “Fund Summary — Fees and expenses,” in the “Shareholder fees” table, please move the parenthetical disclosure regarding the Class A maximum deferred sales charge to a footnote.

Response — The Trust believes that the placement of this disclosure is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

5.	Comment — Please fill in missing information and remove brackets around information provided in the prospectuses and the SAI. Please provide for the staff’s review completed fee tables under “Fund summary — Fees and expenses.” Please also include all appropriate footnotes, including any footnotes describing contractual expense limitations reflected in the fee table.

Response — The fee tables for the Fund and the share classes described in the Amendment are included in Appendix A to this letter.

6.	Comment — Please confirm supplementally that the contractual expense limitation reflected in the footnote to the fee table will remain in effect for no less than one year from the effective date of the Registration Statement.

Response — The Trust so confirms.

7.	Comment — Regarding the disclosure under “Fund summary — Expense example,” please confirm that the expense examples reflect the effect of contractual fee waivers only for the periods described in the fee table, and add disclosure to this effect.
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Response — The Trust confirms that the expense examples reflect the effect of contractual fee waivers only for the periods described in the fee table, as permitted by Item 3, Instruction 4(a). However, as Form N-1A does not require disclosure related to this approach, the Trust respectfully declines to make any changes in response to this comment:

8.	Comment — The Fund states under “Fund summary — Principal investment strategies” that the fund may invest in mortgage-backed and asset-backed securities and that “the fund may invest up to 35% of its net assets in below-investment-grade debt securities.” Given the liquidity profile of these investments, please explain how the Fund determined that its investment strategy is appropriate for the open-end structure. The Staff notes that the response should include general market data on these types of investments and information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act. See Investment Company Liquidity Risk Management Program, 1940 Act Rel. No. 32315, dated October 13, 2016, pages 154-155.

Response — As a general matter, the Trust believes that these types of investments do not present an inherently high degree of liquidity risk. The Trust notes that there are many open-end funds in the industry that invest in mortgage-backed and asset-backed securities, and that invest primarily (i.e., greater than 80%) in below investment-grade securities. The Trust further notes that the Fund’s liquidity risk is mitigated by the Fund limiting its investments in below-investment-grade securities to a maximum of 35% of the Fund’s portfolio. Additionally, the Trust confirms that, pursuant to Rule 22e-4(iv), the Fund will not acquire any illiquid investment, if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments.

John Hancock Advisers, LLC and John Hancock Investment Management Services, LLC (together, “John Hancock”), as administrator of the Fund’s Liquidity Risk Management Program (the “Program”), assess and manage the liquidity risk of the Fund in accordance with Rule 22e-4 under the 1940 Act and the Program. In administering the Program, John Hancock considers a number of factors, including whether the Fund’s investment strategy is appropriate for an open-end fund. John Hancock believes the Fund’s investment strategy is appropriate for an open-end fund and, in making that assessment, considered several factors. The following factors are taken into consideration in our assessment of the appropriateness of an investment strategy for an open-end fund structure: 1) Fund’s ability to meet redemption requests without diluting remaining investors’ interest, 2) portfolio liquidity during normal and reasonably foreseeable stressed conditions, 3) portfolio concentration and holdings of large positions in a particular issue or issuer, including consideration of exposures to securities with extended settlement periods, 4) use of borrowing for investment purposes and derivatives, 5) holdings of cash and cash equivalents, and 6) borrowing arrangements and other funding sources.

Pursuant to the Program, John Hancock assesses the liquidity of each of the Fund’s proposed holdings at different asset levels and classifies them in accordance with the requirements of Rule 22e-4, using a vendor provided model. The asset classification model requires four key parameters in order to conduct the analysis and assign the proper asset classification: 1) Percent

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of the portfolio to be disposed (i.e., RATS), 2) Transaction cost limits, 3) Liquidity surface assignments for each position, 4) Time it takes to settle the trade. The asset classification model offered by our vendor uses market data sourced from a number of different providers in order to model and calibrate their universe of liquidity surfaces, which are maintained at the security, issuer or market segment level.

9.	Comment — The Fund states under “Fund summary — Principal investment strategies” that the fund’s average duration is expected to be less than 3 years. Please provide a brief explanation of the concept of duration, as well as a brief example. Also, please specify the types of duration to which the disclosure refers (e.g., effective duration).

Response — In response to the first portion of the Staff’s comment, the Trust notes that the SAI contains the following disclosure regarding duration:

The longer a fixed-income security’s duration, the more sensitive it will be to changes in interest rates. Similarly, a fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates that incorporates a security’s yield, coupon, final maturity, and call features, among other characteristics. All other things remaining equal, for each one percentage point increase in interest rates, the value of a portfolio of fixed-income investments would generally be expected to decline by one percent for every year of the portfolio’s average duration above zero. For example, the price of a bond fund with an average duration of eight years would be expected to fall approximately 8% if interest rates rose by one percentage point. The maturity of a security, another commonly used measure of price sensitivity, measures only the time until final payment is due, whereas duration takes into account the pattern of all payments of interest and principal on a security over time, including how these payments are affected by prepayments and by changes in interest rates, as well as the time until an interest rate is reset (in the case of variable-rate securities).

Therefore, the Trust respectfully declines to make any changes in response to this portion of the comment.

In response to the second portion of the Staff’s comment, the Trust has revised the disclosure as follows:

The fund’s average effective duration is expected to be less than 3 years.

10.	Comment — With respect to investing in derivatives, please review the Fund’s principal investment strategies and principal risk disclosure to ensure the disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with this use. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).
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Response — The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

11.	Comment — Under “Fund summary — Principal investment strategies,” it is stated that the Fund may invest in derivatives. Please explain how derivatives will be valued for purposes of the Fund’s 80% Policy.

Response — The Trust reserves the right to use derivatives to count towards the Fund’s 80% Policy. The Fund generally uses market value, and not notional value, to value derivatives in connection with its 80% Policy.

12.	Comment — Under “Fund Summary — Principal risks,” please reorder the risks to appear in order of importance or highlight those risks that are most relevant to shareholders upfront. See Dalia Blass, Keynote Address - ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518#.

Response — The Trust respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Trust further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock complex. For these reasons, and in order to maintain consistency of disclosure complex-wide, the Trust respectfully declines to make this change.

13.	Comment — Under “Fund Summary — Principal risks,” please consider including active management risk.

Response — In response to the Staff’s comment, the Trust notes that the following disclosure appears under the heading “Fund Summary — Principal risks”:

“The Fund’s investment strategy may not produce the intended results.”

As the Trust believes this disclosure adequately addresses the risks associated with active management, the Trust respectfully declines to make any changes in response to this comment.

14.	Comment — Under “Fund Summary — Principal risks,” please consider separating “duration” as a standalone principal risk.

Response — The Trust respectfully believes that the disclosure adequately addresses duration risk. The Trust further notes that the SAI contains additional disclosure regarding duration risk, as noted above in response to Comment 9.

15.	Comment — Under “Fund Summary — Principal risks,” please expand upon the “Mortgage-backed and asset-backed securities risk” disclosure.
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Response — In response to the Staff’s comment, the Trust has revised the disclosure as follows (new disclosure underlined):

Mortgage-backed and asset-backed securities risk. Mortgage-backed and asset-backed securities are subject to different combinations of prepayment, extension, interest-rate, and other market risks. Factors that impact the value of these securities include interest rate changes, the reliability of available information, credit quality or enhancement, and market perception.

16.	Comment — In “Fund summary — Portfolio management” please state the month and year that each portfolio manager began managing the Fund, rather than stating that each portfolio manager managed the Fund since inception.

Response — Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

17.	Comment — Under “Fund details — Principal investment strategies,” the disclosure states that the fund may temporarily invest extensively in investment-grade short-term securities, cash, or cash equivalents for the purpose of protecting the fund in the event the manager determines that market, economic, political or other conditions warrant a defensive posture. Please clarify what is meant by the term “extensively” (i.e., by providing a percentage amount).

Response — The Trust believes that investors generally understand the use of the term “extensively” in this context to mean that the Fund may invest some or all of its assets in short-term securities or cash under severely adverse market conditions. The Trust believes that the particular percentage of assets that would be invested in this manner would depend on prevailing market conditions at the time and that specifying a particular percentage of assets could limit the Fund’s flexibility to manage appropriately the Fund’s assets in stressed market conditions. Further, the Trust believes it is commonplace in the industry for issuers to disclose temporary defensive measures qualitatively in a manner similar to the Trust’s disclosure. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

18.	Comment — Under “Fund details — Principal risks of investing,” please update the disclosure under the heading “Economic and market events risk” regarding China’s economic slowdown.

Response — The Trust notes that it monitors developments in the financial markets, both domestic and foreign, and periodically updates its related disclosures. Therefore, the Trust confirms the disclosure is accurate and reasonably current and respectfully declines to make any changes in response to this comment.

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19.	Comment — Under “Fund details — Principal risks of investing,” the Staff notes that there is disclosure regarding the risks of investing in collateralized mortgage obligations (“CMOs”). Please confirm whether the Fund intends to invest in below-investment grade CMOs and, if so, to what extent.

Response — In response to the Staff’s comment, the Trust supplementally notes that the Fund is not expected to invest more than 5% of its net assets in below-investment grade CMOs and that below-investment grade CMOs are not expected to be included in the Fund’s portfolio consistently.

20.	Comment — Under “Who’s Who — Management fee” in the “Fund details” section, please identify the period end date for the Fund’s first shareholder report.

Response — The Trust respectfully notes that the current disclosure states: “[t]he basis for the Board of Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the [F]und’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Trust believes that this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Trust respectfully declines to make any changes in response to this comment.

21.	Comment — Under “Who’s who—Additional information about fund expenses,” please include disclosure regarding both fee waivers described in “Fund summary—Fees and expenses” on page 1 of the prospectus.

Response — The Trust respectfully notes that General Instruction C.3.(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” As the fee waiver information is disclosed in response to Item 3 of Form N-1A it need not be repeated under “Who’s who—Additional information about fund expenses.” The Trust further notes that the disclosure in the final paragraph under the heading “Additional information about fund expenses” is intended to provide additional information only with respect to the complex-wide waiver discussed in the footnote to the fee table, it is not disclosing a new waiver. Therefore, the Trust respectfully declines to make any changes in response to this comment.

SAI Comments

22.	Comment — Under “Investment Management Arrangements and Other Services — The subadvisory agreement — Subadvisory fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor.

Response — The Trust respectfully incorporates the response provided to the Staff by John Hancock Investment Trust, another registrant in the John Hancock family of funds, in its February 26, 2019 letter responding to this comment.

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* * * * *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Mara Moldwin, Assistant Secretary of the Trust
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Appendix A

Fee Schedules

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund. You may qualify for sales charge discounts on Class A shares if you and your family invest, or agree to invest in the future, at least $100,000 in the John Hancock family of funds. Intermediaries may have different policies and procedures regarding the availability of front-end sales charge waivers or contingent deferred sales charge (CDSC) waivers (See Appendix 1 - Intermediary sales charge waivers, which includes information about specific sales charge waivers applicable to the intermediaries identified therein). Although the fund does not impose any sales charges on Class I shares, you may pay commissions to your broker on your purchases and sales of Class I shares, which are not reflected in the table and example below. More information about these and other discounts is available from your financial representative and on pages 15 to 17 of the prospectus under “Sales charge reductions and waivers” or pages 89 to 93 of the fund’s Statement of Additional Information under “Sales Charges on Class A and Class C Shares.”

Shareholder fees (%) (fees paid directly from your investment)	A	C	I	R6
Maximum front-end sales charge (load) on purchases, as a % of purchase price	2.25	None	None	None
Maximum deferred sales charge (load) as a % of purchase or sale price, whichever is less	0.50 (on certain purchases, including those of $250,000 or more)	1.00	None	None
Small account fee (for fund account balances under $1,000) ($)	20	20	None	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	A	C	I	R6
Management fee	0.22	0.22	0.22	0.22
Distribution and service (Rule 12b-1) fees	0.25	1.00	0.00	0.00
Other expenses[1]	0.30	0.30	0.30	0.19
Total annual fund operating expenses	0.77	1.52	0.52	0.41
Contractual expense reimbursement[2]	–0.12	–0.12	–0.12	–0.12
Total annual fund operating expenses after expense reimbursements	0.65	1.40	0.40	0.29

1 “Other expenses” have been estimated for the fund’s first year of operations.

2 The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 0.29% of average daily net assets of the fund and expenses of Class A, Class C, Class I, and Class R6 shares exceed 0.65%, 1.40%, 0.40%, and 0.29%, respectively, of average daily net assets attributable to the class. For purposes of these agreements, “expenses of the fund” means all fund expenses, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) class-specific expenses, (f) borrowing costs, (g) prime brokerage fees, (h) acquired fund fees and expenses paid indirectly, and (i) short dividend expense, and “expenses of Class A, Class C, Class I, and Class R6 shares” means all “expenses of the fund” attributable to the applicable class plus class-specific expenses. Each agreement expires on September 30, 2020, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2021, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

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Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then, except as shown below, assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	A	C		I	R6
		Sold	Not Sold
1 year	290	243	143	41	30
3 years	454	469	818	155	120

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (%) (fees paid directly from your investment)	NAV
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	NAV
Management fee	0.22
Other expenses[1]	0.18
Total annual fund operating expenses	0.40
Contractual expense reimbursement[2]	–0.11
Total annual fund operating expenses after expense reimbursements	0.29

1 ”Other expenses” have been estimated for the fund’s first year of operations.

2 The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 0.29% of average daily net assets of the fund. For purposes of this agreement, “expenses of the fund” means all fund expenses, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) class-specific expenses, (f) borrowing costs, (g) prime brokerage fees, (h) acquired fund fees and expenses paid indirectly, and (i) short dividend expense. This agreement expires on September 30, 2020, unless renewed by mutual agreement of the advisor and the fund based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2021, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	NAV
1 year	30
3 years	117
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Management Fee Rate Table

Average daily net assets ($)	Annual rate (%)
First 250 million	0.220
Excess over 250 million	0.200
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